GCI, Inc.

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

April 30, 2008

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE: GCI, Inc.

Form 10-K for the fiscal year ended December 31, 2007 filed March 7, 2008

File No. 0-05890

Dear Mr. Spirgel:

This letter is provided in response to your letter dated April 16, 2008. Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

All comments will be addressed in future filings, as may be applicable based on the information provided below.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Overview, pages 56-67

1.

Discuss each of your segment's measure of profit or loss (earnings from operations before depreciation and amortization expense, net interest expense, income tax expense and share-based compensation expense).

Response

We will discuss each of our segments’ measure of profit or loss in future filings as requested.

Consolidated Financial Statements

(15) Commitments and Contingencies

IRU Purchase Commitment, page 121

2.	Tell us the line item where you have reflected this intangible. Tell us and disclose your accounting for IRUs.

Response

The asset has been classified as property and equipment in service, net of depreciation on our balance sheet.

We analyze IRU purchases on a case-by-case basis. When evaluating IRU purchases, we first analyze whether we should account for the purchase as a lease or service contract. If the agreement specifies the fiber optic capacity applicable to the purchased IRU and our purchased IRU cannot be used by other parties then we account for the transaction as a lease, however, if the physical property for the IRU is not specified then we account for the transaction as a service contract. We use EITF 01-08 "Determining Whether an Arrangement Contains a Lease" as guidance to assist in determining whether the agreement contains a

Securities and Exchange Commission

April 30, 2008

lease. EITF 01-08 states "9. Property, plant, or equipment, as used in Statement 13, includes only land and/or depreciable assets. Therefore, inventory (including equipment parts inventory) and minerals, precious metals, or other natural resources cannot be the subject of a lease for accounting purposes because those assets are not depreciable. Additionally, intangibles (for example, motion picture film licensing rights or workforce) and rights to explore for minerals, precious metals, or other natural resources are not depreciable assets (they are amortized or depleted) so they may not be the subject of a lease.

10. Although specific property, plant, or equipment may be explicitly identified in an arrangement, it is not the subject of a lease if fulfillment of the arrangement is not dependent on the use of the specified property, plant, or equipment. For example, if the owner/seller is obligated to deliver a specified quantity of goods or services and has the right and ability to provide those goods or services using other property, plant, or equipment not specified in the arrangement, then fulfillment of the arrangement is not dependent on the specified property, plant, or equipment and the arrangement does not contain a lease. A warranty obligation that permits or requires the substitution of the same or similar property, plant, or equipment when the specified property, plant, or equipment is not operating properly does not preclude lease treatment. In addition, a contractual provision (contingent or otherwise) permitting or requiring the owner/seller to substitute other property, plant, or equipment for any reason on or after a specified date does not preclude lease treatment prior to the date of substitution."

The fiber capacity purchased may be provided over any of the fibers within the sheath, however, we are assigned certain fibers within the fiber sheath that would only be reassigned if the fibers assigned to us were damaged. According to paragraph 10 of EITF 01-08, "A warranty obligation that permits or requires the substitution of the same or similar property, plant, or equipment when the specified property, plant, or equipment is not operating properly does not preclude lease treatment." We conclude that as long as the fiber system is specified in the agreement that the agreement is considered a lease since the capacity must be carried on a specific asset in order to fulfill the contract requirements.

Additionally, the terms of the arrangement must meet the following per EITF 01-08, "An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met:

a.

The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

b.

The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment, or

c.

Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output."

If our purchase agreements convey the right in C above for the life of the fiber system then we conclude that the arrangement contains a lease and not a service agreement.

If we have determined that the agreement is a lease, we then determine whether the lease should be classified as an operating or a capital lease. Regardless of the classification the

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April 30, 2008

lease is accounted for in accordance with SFAS 13, “Accounting for Leases” and in subsequently issued amendments and interpretations of SFAS 13.

We analyzed the transaction for the purchase of the IRU referenced above as follows:

First we determined that the contract was a lease and not a service contract since the fiber optic cable specified in the contract and performance of the contract requires the IRU to be on that specific fiber. The contract does not specify which strand of the fiber must carry our traffic, but our traffic would only be moved from the strand we are using in a situation where our strand was damaged. Per EITF 01-08 paragraph 10, the ability to substitute the leased property with the same or similar property does not preclude lease treatment. Additionally, our fiber capacity may only be used by us, we are charged based on the capacity available to us, not based on the capacity we are actually using, and the seller does not have the right to use or sell any of our unused capacity. We therefore conclude that although the specific strand of fiber is not specified the specific property, plant and equipment is specified and therefore we may account for this contract as a lease.

Second, since we determined that the agreement contained a lease, we had to determine the appropriate classification for the lease. The lessee must determine if the lease is a capital or operating type lease. For a lease to be considered a capital lease, the lease must meet any one of the following criteria:

a.	The lease transfers ownership of the property to the lessee by the end of the lease term.
b.	The lease contains a bargain purchase option.
c.

The lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

d.

The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit theron, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him.

We entered into our IRU purchase agreement shortly after the fiber specified in the agreement was built and our agreement gives us the right to use the IRU for the entire economic life of the fiber, therefore, we concluded that the agreement should be classified as a capital lease since it at least meets requirement C above.

(16) Fluctuations in Fourth Quarter Results of Operations (Unaudited), page 125

3.

Please tell us why this footnote is unaudited. Please tell us the nature and amounts of all adjustments. Tell us why you have not restated the quarters presented. Provide us with your SAB 99 analysis. It appears that some of your adjustments may be material.

Response

The annual information included in this footnote has been audited by our independent registered public accounting firm. The quarterly information included in the footnote was not audited. In future filings, we will not include audited information in a footnote that we specify as unaudited.

Securities and Exchange Commission

April 30, 2008

Our immaterial error corrections, which were correctly reported in our Form 10-K, consist of the following (amounts in thousands, debit (credit)):

	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007
Stock option expense was incorrectly calculated for options that did not vest in equal increments over the vesting period.	$ (42)	(42)	(42)	126
Stock option expense was overstated due to the input of an incorrect service inception date in our stock option tracking software	---	(673)	156	517
The automated interface between our unified billing system and general ledger was not accurately configured which resulted in unrecorded revenue during the year	(319)	(173)	(141)	633
We purchased a majority noncontrolling interest in a subsidiary that was recognizing a certain type of revenue on a cash basis rather than an accrual basis. We transitioned the revenue recognition policy to an accrual basis during the fourth quarter	(133)	(125)	(85)	343
Our subsidiary's incorrect revenue recognition policy also impacted the initial purchase price allocation resulting in a misstatement in depreciation expense	(38)	(37)	(38)	113
Income tax expense (benefit) impact of immaterial errors noted above	250	494	70	(814)
Total impact of immaterial error corrections, net of income tax expense (benefit)	$ (282)	(556)	(80)	918

Securities and Exchange Commission

April 30, 2008

The following table shows the impact of the immaterial error corrections on net income (amounts in thousands):

	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007
Net income available to common shareholders, as originally reported	$ 1,530	5,015	2,213	4,746
Immaterial error corrections, net of income tax expense (benefit)	282	556	80	(918)
Net income available to common shareholders, as adjusted	$ 1,812	5,571	2,293	3,828

We analyzed the immaterial error corrections noting that they would have had the greatest impact on our first quarter results when considered as a percentage of net income. We concluded that it was not appropriate to restate our first quarter financial results because we believed our first quarter net income was unusually low resulting from lower than expected revenues in our Commercial segment due to the loss of a certain customer as discussed in our MD&A and fiber repair costs. We believed that these factors contributed to a lower net income than we usually experience. Our first quarter 2007 net income was the lowest quarterly net income we have experienced during the three year period ended December 31, 2007. In reviewing our business as a whole, we felt that the first quarter immaterial error corrections were not significant enough to require a restatement.

We also noted that the second quarter uncorrected misstatements represent 11% of net income as originally reported. We note that the second quarter uncorrected misstatements are mainly comprised of adjustments to non-cash share-based compensation expense. We believe our performance is primarily evaluated based on earnings from operations before depreciation and amortization expense, net interest expense, income tax expense and share-based compensation expense (“EBITDAS”) and corrections to share-based compensation expense and other non-cash items have little impact on investor and analyst evaluations of our company.

We also took into consideration that some of the immaterial error corrections were non-cash items and therefore had little effect on our EBITDAS. We are a capital intensive telecommunications and cable and entertainment company and we believe our investors and analysts are primarily focused on our EBITDAS and revenues.

These immaterial error corrections also had the net effect of increasing net income for the previously reported quarters. We believe that the increase in net income for the quarters previously reported had minor impact on analysts or investors demonstrated by the fact that the corrected information for the third quarter of 2007 was included in the fourth quarter of 2007 press release, but was not addressed by any analyst or investor during the conference call. We believe that this demonstrates the minor impact our immaterial error corrections had on investors and analysts.

Additionally, these immaterial error corrections did not change any trends in our financial results. In each of the previously reported quarters, we had positive net income before and after these immaterial error corrections. Additionally, these immaterial error corrections had no negative impact on our operating cash flow or EBITDAS trends.

Based on our analysis and after consulting with our independent registered accounting firm, we concluded that the adjustments were immaterial to the financial statements taken as a

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April 30, 2008

whole for the periods presented and it was not necessary to restate the prior quarters presented.

Our SAB 99 analysis is attached as Exhibit A.

We acknowledge our responsibility for the adequacy and accuracy of the disclosure in our filings.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If after you have had a chance to review this letter and still have questions regarding our accounting treatment, we respectfully request a conference with the staff to discuss your concerns and how we may adequately address them.

Please contact the undersigned at (907) 868-5628 if you have additional questions or require more information.

Sincerely,

/s/ John M. Lowber

John M. Lowber

Secretary, Treasurer

and Director

GCI, Inc.

Securities and Exchange Commission

April 30, 2008

Exhibit A

General Communication, Inc. and GCI, Inc.

SAB 99 Analysis

Immaterial Error Corrections

Year Ended December 31, 2007

The Forms 10-Q filed for the quarters ended March 31, 2007, June 20, 2007 and September 30, 2007 for GCI and GCI, Inc. included uncorrected misstatements that were identified during the quarter ended December 31, 2007. These uncorrected misstatements were corrected in the fourth quarter of 2007 and correctly reported in our Forms 10-K. Prior to filing the December 31, 2007 Forms 10-K we reviewed the aggregated uncorrected misstatements and determined that no material modifications needed to be made to interim financial statements for them to conform to GAAP. Please note that discussions regarding EPS are not applicable to GCI, Inc.

Quantitative and Qualitative Considerations

The following presents the aggregate uncorrected misstatements compared to the final consolidated December 31, 2007 financial statements (amounts in thousands, except per share amounts, debit (credit)):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Aggregate of uncorrected misstatements, net of income tax expense (benefit)	$ 282	556	80	(918)
Net income available to common shareholders, as originally reported	$ 1,530	5,015	2,213	4,746

Uncorrected misstatements, net of income tax expense (benefit), as a percentage of net income as originally reported	18.4%	11.1%	3.6%	19.3%

The following table shows the impact of the immaterial error corrections on net income and EPS (amounts in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net income available to common shareholders, as originally reported	$ 1,530	5,015	2,213	4,746
Immaterial error corrections, net of income tax expense (benefit)	282	556	80	(918)
Net income available to common shareholders, as adjusted	$ 1,812	5,571	2,293	3,828

Basic net income available to common shareholders per common share, as originally reported	$ 0.03	0.09	0.04	0.09
Immaterial error corrections, net of income tax expense (benefit)	---	0.01	---	(0.02)
Basic net income available to common shareholders per common share, as adjusted	$ 0.03	0.10	0.04	0.07

Securities and Exchange Commission

April 30, 2008

Diluted net income available to common shareholders per common share, as originally reported	$ 0.02	0.09	0.04	0.08
Immaterial error corrections, net of income tax expense (benefit)	0.01	0.01	---	(0.02)
Diluted net income available to common shareholders per common share, as adjusted	$ 0.03	0.10	0.04	0.06

All of the misstatements originated and were corrected within 2007 with the exception of $153,000 that should have been recorded in prior years and is included in first quarter.

The misstatements had the greatest impact as a percentage of net income on the 1st quarter results when our net income was especially low resulting in a lower materiality threshold. We conclude that it is not appropriate to restate our first quarter financial results because we believe our first quarter net income was unusually low resulting from lower than expected revenues in our Commercial segment due to the loss of a certain customer as discussed in our MD&A and fiber repair costs. We believe that these factors contributed to a lower net income than we usually experience. We note that our first quarter 2007 net income was the lowest quarterly net income we have experienced within the three year period ended December 31, 2007 (see table below). In reviewing our business as a whole, we feel that the first quarter uncorrected misstatements were not significant enough to require a restatement. We also note that the immaterial error corrections would have increased our first quarter net income and EBITDAS.

(amounts in thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007
Net income available to common shareholders, as adjusted	$1,812	5,571	2,293	3,828

2006
Net income available to common shareholders	$3,314	5,656	6,482	3,068

2005
Net income available to common shareholders	$4,570	2,871	2,285	8,599

We also note that the second quarter uncorrected misstatements represented 11% of net income as originally reported. We note that the second quarter uncorrected misstatements are mainly comprised of adjustments to non-cash share-based compensation expense. We believe our performance is primarily evaluated based on EBITDAS and corrections to share-based compensation expense and other non-cash items have little impact on investor and analyst evaluations of our company. Additionally, the second quarter immaterial error corrections would have changed our second quarter EPS by only $0.01 from $0.09 to $0.10. We believe that users of our financial statements would consider such a change in EPS as immaterial. We also note that the immaterial error corrections would have increased our second quarter net income and EBITDAS.

The misstatements also had a very small impact on our EPS. If we restated, both the first and second quarters diluted EPS would have increased by $0.01 from $0.02 to $0.03 and from $0.09 to $0.10 and third quarter EPS would have had no change from $0.04. We believe that the adjustment to EPS would have been considered immaterial by a reasonable investor or analyst.

Securities and Exchange Commission

April 30, 2008

We note that none of the uncorrected misstatements would change any of our quarterly trends. The net impact of the corrections increased net income and EBITDAS and would not have materially changed our operating cash flows.

The uncorrected misstatements arising during the year were further analyzed on a quarterly basis to determine their impact on the EBITDA(S) measure (amounts in thousands, debit (credit)):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$(452)	(298)	(226)	976
Non-cash stock comp expense	$(42)	(715)	114	643
Non-cash depreciation expense	$(38)	(37)	(38)	113
Net income before tax	$(532)	(1,050)	(150)	1,732

Tax impact @ 47.0%	$250	494	70	(814)

Net income after tax	$(282)	(556)	(80)	918

EBITDA impact	$(494)	(1,013)	(112)	1,619
EBITDA reported	$(32,955)	(39,844)	(37,067)	(38,930)
as a % of reported	1.5%	2.5%	0.3%	(4.2%)

EBITDAS impact	$(452)	(298)	(226)	976
EBITDAS reported	$(33,982)	(41,322)	(38,695)	(39,741)
as a % of reported	1.3%	0.7%	0.6%	(2.5%)

Management and analysts evaluate company performance based primarily on EBITDA and EBITDAS, and to a much lesser extent net income or EPS because we are a capital intensive telecommunications and cable and entertainment company. Our interaction and discussions with analysts and investors are largely focused on revenues and EBITDAS rather than net income and EPS. Analysts use valuation models that generally apply multiples to EBITDA(S) adjusted for certain non-cash items rather than net income or EPS multiples. Past history supports an expectation that small fluctuations in our net income or EPS do not result in significant volatility in analysts’ valuations or our common stock price. The uncorrected misstatements do not affect our compliance with loan covenants, regulatory requirements or other contractual requirements. The uncorrected misstatements have little or no impact on our management’s compensation.

Conclusion

We believe an assessment of the surrounding circumstances support a conclusion that the uncorrected misstatements had a minor impact on net income, EPS and EBITDAS. We strongly believe misstatements of this magnitude would not have an impact on any investor or analyst decisions and the judgment of a reasonable person relying upon our 2007 Forms 10-Q would not have been changed or influenced by the inclusion or correction of these items. We do not believe the misstatements would impact trends in earnings or whether our Company met analyst or investor expectations. The misstatements are not concentrated in any particular segment of our Company, have no impact on debt covenants, and have little to no impact on management compensation.

Securities and Exchange Commission

April 30, 2008

While the errors are not material enough to warrant filing an amendment of our 2007 Forms 10-Q, the errors should be corrected in the unaudited quarterly data presented in our 2007 Forms 10-K and corrected in the 2007 columns of the 2008 Forms 10-Q for the comparable period.

In order to correct the immaterial errors, we will correct the following:

•	Stock option expense was incorrectly calculated for the second quarter of 2007 due to an incorrect service inception date being entered in our option tracking software.
•	Additional stock option expense was recognized to account for options that do not vest in equal amounts.
•	Corrections to accounts receivable were recorded in the income statement rather than being recorded in the balance sheet.
•	A majority-owned consolidated subsidiary was recording certain revenue on a cash basis rather than an accrual basis.
•

The improper revenue recognition resulted in a change in the initial purchase price allocation that further reduced the amount of depreciable assets. The decrease in depreciable assets lowered the depreciation expense that should have been recorded during 2007.

We will report the items above as immaterial error corrections in the unaudited quarterly data included in our 2007 Forms 10-K as reconciling items between certain income statement captions as previously reported and as adjusted. We will also disclose the nature of the immaterial error corrections. Additionally, when the 2008 Forms 10-Q are prepared, we will include the adjusted data as well as a footnote describing the immaterial error corrections.